UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2006

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 002-26821



       A.  Full Title of Plan:
            Hartmann Employee Savings and Investment Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements

 Statements of Net Assets Available for Benefits,
    December 31, 2006 and 2005                                        3

 Statement of Changes in Net Assets Available for Benefits,
    Year Ended December 31, 2006                                      4

 Notes to Financial Statements                                       5-11

Supplemental Schedules

 Form 5500 Schedule H, Line 4a -
      Schedule of Delinquent Participant Contributions,
      Year Ended December 31, 2006                                   12

 Form 5500 Schedule H, Line 4i -
      Schedule of Assets (Held at End of Year), December 31, 2006    13

Signatures                                                           14

Consent of Independent Registered Public Accounting Firm             15

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Hartmann Employee Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hartmann Employee Savings and Investment Plan (the Plan) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 and schedule of delinquent participant contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    June 29, 2007

                  Hartmann Employee Savings and Investment Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005

                                                          2006                                            2005
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value
   Mutual funds                       $ 5,392,890         $   8,162    $ 5,401,052    $ 4,758,224         $  17,984     $ 4,776,208
   Common collective trust fund         2,434,765             --         2,434,765      2,468,713             --          2,468,713
   Brown-Forman Corporation
    Class B common stock fund             237,761           418,253        656,014        268,659           451,262         719,921
   Loan to participants                   197,062             --           197,062        207,970             --            207,970
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                        8,262,478           426,415      8,688,893      7,703,566           469,246       8,172,812

Employers' contributions receivable        44,277             --            44,277         40,880             --             40,880
Employees' contributions receivable        11,618             --            11,618         14,347             --             14,347
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits
   at fair value                        8,318,373           426,415      8,744,788      7,758,793           469,246       8,228,039
                                      -----------    --------------    -----------    -----------    --------------     -----------
Adjustment from fair value to
   contract value for interest in
   collective trust relating to fully
   benefit-responsive investment
   contracts                               24,471             --            24,471         28,026             --             28,026
                                      -----------    --------------    -----------    -----------    --------------     -----------

Net assets available for benefits     $ 8,342,844         $ 426,415    $ 8,769,259    $ 7,786,819         $ 469,246     $ 8,256,065
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

                  Hartmann Employee Savings and Investment Plan
           Statement of Changes in Net Assets Available for Benefits
                   Year Ended December 31, 2006


                                   Participant    Nonparticipant
                                    Directed         Directed           Total
                                   -----------    --------------     -----------
Additions
   Contributions
      Employer                     $   160,818             --        $   160,818
      Employee                         376,161             --            376,161
                                   -----------     -------------     -----------
                                       536,979             --            536,979

   Interest income                     134,710             --            134,710
   Dividend income                      51,092         $  7,576           58,668
   Net appreciation (depreciation)
       in investments                  504,003           (8,621)         495,382
                                   -----------    --------------     -----------
      Total additions                1,226,784           (1,045)       1,225,739
                                   -----------    --------------     -----------

Deductions
   Withdrawals by participants         669,021            41,618         710,639
   Administrative expenses               1,738               168           1,906
                                   -----------    --------------     -----------
      Total deductions                 670,759            41,786         712,545
                                   -----------    --------------     -----------

Net increase (decrease)                556,025          (42,831)         513,194

Net assets available for benefits
   Beginning of year                 7,786,819           469,246       8,256,065
                                   -----------    --------------     -----------

   End of year                     $ 8,342,844         $ 426,415     $ 8,769,259
                                   ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

                  Hartmann Employee Savings and Investment Plan
                         Notes to Financial Statements
                           December 31, 2006 and 2005

 1.  Description of Plan

     The  sponsor of the  Hartmann  Employee  Savings and  Investment  Plan (the
     Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage. Effective April 30, 2007, HL Operating Corp. became the Plan Sponsor as a result of the sale of the assets of the Hartmann Luggage Company by the Sponsor on this same date.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan covering substantially all salaried and non-union hourly employees of Hartmann Luggage Company (the Company). An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation. Highly compensated employees may contribute between 1% and 15% of their annual compensation. Effective January 1, 2006, highly compensated employees may contribute between 1% and 16% of their annual compensation. Employee contributions are not to exceed the Section 402(g) of the Internal Revenue Code (the IRC) limitation for the calendar year of $15,000 and $14,000 for 2006 and 2005, respectively. New employees may transfer assets from their former employers' qualified plans to the Plan.

     Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount from 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

     Participants are eligible to receive Company matching contributions beginning on the first day of the month following completion of one year of service. For non-retail employees, the Company's matching contribution is equal to 75% of the participant's elective deferral for the first 5% of the participant's annual compensation. For retail employees, the Company's matching contribution is equal to 50% of the participant's elective deferral for the first 2% of annual compensation and an additional 25% of the remainder of the participant's elective deferral up to 10% of annual compensation.

     The Company also makes a Company Retirement (CORE) contribution to each salaried employee of the retail division who is employed on the last day of the plan year, except for those retail employees at the plant location in Lebanon, Tennessee, in an amount equal to 3% of the employee's eligible compensation during the year.

     Each participant's account is credited with the participant's contribution on a semi-monthly basis (on a monthly basis prior to November 15, 2004) and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis, and (iii) the CORE contribution on an annual basis. Effective March 20, 2006, participants that are paid weekly shall have their accounts credited with the participants' contributions on a weekly basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company.

     Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, an asset allocation fund, and a Brown-Forman Stock Fund to participants.

     Paysop Fund

     This nonparticipant directed fund consists of company contributions of Class B nonvoting common stock of Brown-Forman Corporation. Contributions for any plan year were limited to one-half of one percent of the annual compensation of all employees covered by the Plan; however, the Company is no longer contributing to this fund. This fund will be eliminated when all stock allocated to participants is withdrawn.

     Vesting

     Participants are immediately vested in their employee contributions plus actual earnings thereon. An employee becomes 100% vested in the CORE contribution after five years of service with the Company. Effective for CORE Contributions made for plan years commencing after December 31, 2006, the CORE account shall vest 100% after three or more years of service. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability. Participants employed by Hartmann Luggage Company as of the date of the asset sale by the Sponsor on April 30, 2007, and whose employment terminated as a direct result of the sale of the assets of the Company, are fully vested in their account balances under the Plan.

     Withdrawals

     Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Prior to March 28, 2005, if the vested account balance was less than $5,000, a lump sum distribution was made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as described in the Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contributions shall be suspended for six months after the receipt of a hardship distribution.

     Withdrawals of the Paysop Fund benefits can be made in cash or a single payment of the related common stock. If payment in common stock is elected, fractional shares are paid in cash.

     Participant Loans

     A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant's account.

     Forfeited Accounts

     Balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $1,222 and $4,849 for 2006 and 2005, respectively. Also in 2006, $7,512 from forfeited nonvested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce Company contributions.


 2.  Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component. The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position. The Plan's interest in the Fidelity Managed Income Portfolio (a collective trust) is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Recent Accounting Pronouncements

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, "Fair Value
     Measurements" (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of the adoption of SFAS 157 on our financial statements.

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Payment of Benefits

     Benefits are recorded when paid.

 3.  Investments

     The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets at fair value at one or both year ends are separately identified.


                                                                    December 31
                                           --------------------------------------------------------------
                                                       2006                              2005
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------  -------------      -------------  --------------
       Investments at fair value:
          Fidelity Magellan Fund                 12,717    $  1,138,392            10,525     $ 1,120,257
          Fidelity Equity-Income Fund            14,254         834,587            13,395         706,992
          Fidelity Growth Company Fund           10,361         722,286            13,576         863,813
          Fidelity Diversified
           International Fund                    20,911         772,675              --              --
          Fidelity Retirement Money Market
           Portfolio                            462,322         462,322           418,229         418,229
          Managed Income Portfolio            2,459,236       2,434,765         2,496,739       2,468,713
          Brown-Forman Corporation Class B
           Common Stock                           3,503         232,047             3,791         262,835
          Other investments                      78,097       1,665,404            85,579       1,862,727
                                                          -------------                     -------------
                                                            $ 8,262,478                       $ 7,703,566

          Brown-Forman Corporation
           Class B common Stock*                  6,162         408,200             6,369         441,479
          Institutional Money Market
           Portfolio - Class 1*                  10,053          10,053             9,783           9,783
          Fidelity Retirement Money Market
           Portfolio                              8,162           8,162            17,984          17,984
                                                             ----------                        ----------
                                                            $ 8,688,893                       $ 8,172,812
                                                             ==========                        ==========
          *Nonparticipant directed

     During 2006, the Plan's investments, including gains and losses on investments bought and sold as well as held during year, appreciated (depreciated) in value as follows:

                                                                   2006
                                                                ----------
       Participant directed
          Mutual funds                                          $  512,077
          Brown-Forman Corporation
           Class B Common Stock Fund                               (8,074)
                                                                ----------
                                                                   504,003
       Nonparticipant directed
          Brown-Forman Corporation
           Class B common stock                                    (8,621)
                                                                ----------
            Total                                               $  495,382
                                                                ==========

4.   Tax Status

     The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

 5.    Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

 6.  Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administrative expenses of the third party record keeper, Fidelity, and the administration fee for processing loans are allocated to the participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by Fidelity. Administration fees for loans continue to be allocated to the participants' accounts. Administrative expenses of $1,906 in 2006 were allocated to participants' accounts.

     The Brown-Forman Corporation Class B Common Stock Fund is a unitized employer stock fund comprised of Brown-Forman Corporation Class B shares and a cash component. The participants of the Plan, as well as participants in other Sponsor plans, may invest in this employer stock fund. The total fund was comprised of $23,158,920 of Brown-Forman Corporation Class B Common Stock and $570,323 of the cash component as of December 31, 2006. During 2006, purchases and sales of 411,824 and 408,109 shares of Brown-Forman Corporation Class B stock, respectively, were made by the employer stock fund. Participants in the Plan have a 3% interest in this fund.

7.   Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                  Hartmann Employee Savings and Investment Plan
                            Plan #018 EIN #61-0143150
                             Schedule H, Line 4a --
                Schedule of Delinquent Participant Contributions
                          Year Ended December 31, 2006


                Participant Contributions       Total that Constitute
                   Transferred Late to          Non-exempt Prohibited
                         the Plan                    Transactions
                ---------------------------     ---------------------
                $                        72     $                  72

                  Hartmann Employee Savings and Investment Plan
                            Plan #018 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2006


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,                                Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Cost(1)              Value
----------------------------      -----------------------------------       ------------         ------------

Janus Enterprise Fund                  8,873 Mutual Fund Shares               --                 $    421,004
PIMCO Total Return Fund               19,346 Mutual Fund Shares               --                      200,812
Royce Low Priced Stock Fund            3,480 Mutual Fund Shares               --                       58,566
Hartford Capital
 Appreciation Fund                       276 Mutual Fund Shares               --                       14,774
Fidelity Magellan Fund*               12,717 Mutual Fund Shares               --                    1,138,392
Fidelity Equity-Income Fund*          14,254 Mutual Fund Shares               --                      834,587
Fidelity Growth Company Fund*         10,361 Mutual Fund Shares               --                      722,286
Fidelity Low Priced Stock Fund*        5,888 Mutual Fund Shares               --                      256,345
Fidelity Diversified
 International Fund*                  20,911 Mutual Fund Shares               --                      772,675
Fidelity Freedom Income*               1,154 Mutual Fund Shares               --                       13,313
Fidelity Freedom 2000*                   536 Mutual Fund Shares               --                        6,679
Fidelity Freedom 2010*                 1,835 Mutual Fund Shares               --                       26,834
Fidelity Freedom 2020*                 1,102 Mutual Fund Shares               --                       17,109
Fidelity Freedom 2030*                   945 Mutual Fund Shares               --                       15,155
Fidelity Freedom 2040*                   937 Mutual Fund Shares               --                        8,886
Fidelity Freedom 2005*                    28 Mutual Fund Shares               --                          327
Fidelity Freedom 2015*                21,816 Mutual Fund Shares               --                      266,153
Fidelity Freedom 2025*                 2,194 Mutual Fund Shares               --                       28,020
Fidelity Freedom 2035*                 1,912 Mutual Fund Shares               --                       25,226
Fidelity Retirement Money
 Market Portfolio*                   462,322 Mutual Fund Shares               --                      462,322
Fidelity Retirement Money
 Market Portfolio*                     8,162 Mutual Fund Shares            $   8,162                    8,162
Managed Income Portfolio*          2,459,236 Common collective trust fund
                                             units                            --                    2,434,765
Spartan U.S. Equity Index
 Fund*                                 2,061 Mutual Fund Shares               --                      103,425
Brown-Forman Corporation
 Stock Fund:
 Brown-Forman Class B Stock            3,503 Common stock shares              --                      232,047
Institutional Money Market                   Money market deposit account,
 Portfolio - Class 1*                        interest rate 5.24%              --                        5,714
Brown-Forman Corporation
 Stock Fund:
 Brown-Forman Class B Stock*           6,162 Common stock shares             303,206                  408,200
Institutional Money Market                   Money market deposit account,
 Portfolio - Class 1*                        interest rate 5.24%              10,053                   10,053
Participant Loans*                   Loans, interest rates ranging from
                                       5.25% to 9.5%, with variable
                                       maturity dates through 2011.           --                      197,062
                                                                                                 ------------
                                                                                                 $  8,688,893
                                                                                                 ============

*Party-in-interest to the Plan
(1) Cost information provided for non-participant directed investments only.


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




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmann Employee Savings and Investment Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


HARTMANN EMPLOYEE SAVINGS AND INVESTMENT PLAN

BY:



/s/ Bruce Cote
Bruce Cote
Member, Employee Benefits Committee
(Plan Administrator)
Vice President, Director
HR Employee Services
Brown-Forman Corporation


June 29, 2007

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-74567) of Brown-Forman Corporation of our report dated June 29, 2007 relating to the financial statements and supplemental schedules of the Hartmann Employee Savings and Investment Plan, which appears in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 29, 2007
                                       15